UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

UNILEVER N.V.

(Name of Subject Company)

UNILEVER N.V.

(Name of Person(s) Filing Statement)

N.V. New York registry shares each representing one ordinary share of nominal amount of €0.16 each

(Title of Class of Securities)

904784709

(CUSIP Number of Class of Securities)

T. E. Lovell

Group Secretary

Tel: +44(0)2078225252

Fax: +44(0)2078225464

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:

Thomas B. Shropshire, Jr.

Linklaters LLP

Tel: +44(0)2074562000

Fax: +44(0)2074562222

One Silk Street

London EC2Y 8HQ

United Kingdom

☒               Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On 17 February 2017, The Kraft Heinz Company (“Kraft Heinz”) announced that it had made a potential offer for all of the shares of Unilever PLC and Unilever N.V. (together, “Unilever”). On 19 February 2017, Unilever and Kraft Heinz issued a joint statement announcing that Kraft Heinz had amicably agreed to withdraw its proposal for a combination of the two companies.

This Schedule 14D-9 filing contains the joint statement, issued by Unilever and Kraft Heinz, dated 19 February 2017, regarding the withdrawal of Kraft Heinz’s potential offer, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint statement, issued by Unilever and Kraft Heinz, dated 19 February 2017, regarding the withdrawal of Kraft Heinz’s potential offer

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